UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Winnebago Industries, Inc.

(Name of issuer)

Common Stock, par value $0.50

(Title of class of securities)

974637100

(CUSIP number)

Summit Partners, L.P.

222 Berkeley Street, 18th Floor

Boston, MA 02116

(617) 824-1000

COPY TO:

Brian Van Klompenberg

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 974637100		Page 2 of 15

(1)	Names of reporting persons Summit Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A
CUSIP No. 974637100		Page 3 of 15

(1)	Names of reporting persons Summit Partners GE VIII, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A
CUSIP No. 974637100		Page 4 of 15

(1)	Names of reporting persons Summit Partners GE VIII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A
CUSIP No. 974637100		Page 5 of 15

(1)	Names of reporting persons Summit Partners Growth Equity Fund VIII-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A
CUSIP No. 974637100		Page 6 of 15

(1)	Names of reporting persons Summit Partners Growth Equity Fund VIII-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A
CUSIP No. 974637100		Page 7 of 15

(1)	Names of reporting persons SP GE VIII-B GD RV Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A
CUSIP No. 974637100		Page 8 of 15

(1)	Names of reporting persons Summit Master Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A
CUSIP No. 974637100		Page 9 of 15

(1)	Names of reporting persons Summit Partners Entrepreneur Advisors GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A
CUSIP No. 974637100		Page 10 of 15

(1)	Names of reporting persons Summit Partners Entrepreneur Advisors Fund I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A
CUSIP No. 974637100		Page 11 of 15

(1)	Names of reporting persons Summit Investors Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A
CUSIP No. 974637100		Page 12 of 15

(1)	Names of reporting persons Summit Investors I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A
CUSIP No. 974637100		Page 13 of 15

(1)	Names of reporting persons Summit Investors I (UK), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A
CUSIP No. 974637100		Page 14 of 15

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2016, by the persons named therein (the “Statement”), is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On April 11, 2017, the following Reporting Persons closed the sale of an aggregate of 2,293,277 shares of Common Stock in an underwritten public offering: (i) 1,674,135 by Summit Partners Growth Equity Fund VIII-A, L.P., (ii) 484,386 by Summit Partners Growth Equity Fund VIII-B, L.P., (iii) 127,212 by SP GE VIII-B GD RV Holdings, L.P., (iv) 2,293 by Summit Partners Entrepreneur Advisors Fund I, L.P., (v) 5,128 by Summit Investors I, LLC, and (vi) 123 by Summit Investors I (UK), L.P.

The sales reported hereby were effected pursuant to the Underwriting Agreement described under Item 6 hereof.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Statement are hereby amended as follows:

(a)	Amount beneficially owned as of the date hereof:

The Reporting Persons no longer beneficially own any shares of Common Stock.

Percent of class:

The Reporting Persons beneficially own 0% of the total number of shares of Common Stock outstanding.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0 shares.

(ii)	shared power to vote or to direct the vote: 0 shares.

(iii)	sole power to dispose or to direct the disposition of: 0 shares.

(iv)	shared power to dispose or to direct the disposition of: 0 shares.

(c)	See Item 4 above. The shares of Common Stock were sold at $26.68 per share after underwriting discounts and commissions.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on April 11, 2017 following the sale reported hereby and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Underwriting Agreement

The sales reported hereby were effected pursuant to an Underwriting Agreement, dated April 5, 2017 (the “Underwriting Agreement”), by and among the Company, Morgan Stanley & Co. LLC (the “Underwriter”) and the Reporting Persons who were holders of record of the shares sold (the “selling stockholders”). Pursuant to the Underwriting Agreement, the selling stockholders agreed to indemnify the Underwriter against certain liabilities under securities laws in connection with the sales. The Underwriting Agreement also includes customary representations and warranties of the selling stockholders.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit E hereto and is incorporated herein by reference.

SCHEDULE 13D/A
CUSIP No. 974637100		Page 15 of 15

Item 7. Material to be Filed as Exhibits.

Exhibit E:	Underwriting Agreement, dated as of April 5, 2017 by and among Winnebago Industries, Inc., Morgan Stanley & Co. LLC and the selling stockholders named on Schedule II thereto (incorporated by reference to Exhibit 1.1 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on April 11, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2017

SUMMIT PARTNERS, L.P.

By:	Summit Master Company, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GE VIII, LLC

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GE VIII, L.P.

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SP GE VIII-B GD RV HOLDINGS, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT MASTER COMPANY, LLC

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS ENTREPRENEUR ADVISORS GP, LLC

By:	Summit Master Company, LLC
Its:	Sole Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS ENTREPRENEUR ADVISORS FUND I, L.P.

By:	Summit Partners Entrepreneur Advisors GP, LLC
Its:	General Partner

By:	Summit Master Company, LLC
Its:	Sole Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS MANAGEMENT, LLC

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS I, LLC

By:	Summit Investors Management, LLC
Its:	Managing Member

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS I (UK), L.P.

By:	Summit Investors Management, LLC
Its:	General Partner

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

EXHIBIT INDEX

Exhibit	Description

Exhibit E:	Underwriting Agreement, dated as of April 5, 2017 by and among Winnebago Industries, Inc., Morgan Stanley & Co. LLC and the selling stockholders named on Schedule II thereto (incorporated by reference to Exhibit 1.1 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on April 11, 2017)